

Mail Stop 3720

August 2, 2006

Laurie A. Bebo
Chief Operating Officer
Assisted Living Concepts, Inc.
111 West Michigan Street
Milwaukee, WI 53203

      RE: Assisted Living Concepts, Inc.
             Amendment No. 1 to Form 10
             Filed July 21, 2006
             File No. 1-13498

Dear Ms. Bebo:

      We have reviewed the above filing and your response letter dated July 20, 2006 and we have the following comments. Where indicated, we think that you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10

General

1.   We note that numerous schedules and exhibits listed on page ii of your Separation Agreement (Exhibit 2.2), as well as exhibits to other agreements (such as Exhibit A to the Reimbursement Agreement), were not filed with your amended Form 10. Please file the entirety of all agreements filed pursuant to Item 601(b)(10) of Regulation S-K, including all of an agreement's schedules and exhibits, with your next amendment to the Form 10. Since you are filing the Separation Agreement as both Exhibit 2.2 and 10.1, please clarify in your response to this letter whether you are filing this agreement pursuant to Item 601(b)(2) or Item 601(b)(10) of Regulation S-K. As you know, unlike Item 601(b)(2), there is no provision in

Item 601(b)(10) to omit particular schedules or exhibits to agreements. If you are filing the Separation Agreement pursuant to Item 601(b)(2), advise us of your basis for doing so.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Basis of Presentation of Historical Combined Financial Statements, page 39

2.   We note that if you do not obtain approval to subdivide the properties of certain assisted living facilities, you will purchase all but the land component for $44.9 million, EHSI will make a capital contribution of $2.6 million for the land component, and you will subsequently loan that amount back to EHSI in exchange for note. Upon approval, EHSI will repay the amount due on the note and you will pay EHSI for the land. Revise to summarize the business purpose of the latter part of this arrangement and to clarify how the capital contribution and subsequent loan back to EHSI affects the presentation in your financial statements.

Business Overview, page 41

3.   Revise to provide greater insight into the trends and uncertainties associated with your results of operations, and quantify the discussion to the extent practicable. See prior comment 26. For example, revise to analyze the ways in which your results of operations will be affected as you expand your business by building additional capacity. As another example, disclose the amount of the anticipated increase in costs associated with being a public company, as you do on page 32, as well as the additional general and administrative costs listed on page 43, if possible. Also address the "other incremental general and administrative coasts associated with the separation that cannot be defined," as mentioned on page 32.

Key Performance Indicators, page 41

EBITDA and EBITDAR, page 41

4.   Revise the reconciliations appearing on page 51 so that your non-GAAP measures EBITDA and EBITDAR are reconciled to net income. We refer you to the Division of Corporation Finance's guidance in the answer to question 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 56

Debt Instruments, page 58

5.   Expand your summary of each debt instrument to briefly clarify the material
        terms of the notes and loan agreements, such as financial covenants, events of
        default (to the extent not already included on page 62) and the nature and extent
        of any guarantees under the agreements.

Employment Benefit Plans, page 86

6.   Please revise to disclose, to the extent possible, the criteria upon which awards to
        directors, officers, and employees will be based. Provide more specific disclosure
        about the parameters that will be evaluated rather than generally referring to "set
        performance goals."

Our Relationship with Extendicare after the Exchange, page 93

7.   Please revise the new disclosure under "Reimbursement Services" to clarify the
        nature of the "reimbursement and planning services" that EHSI will provide to
        you and how these services relate to the development of Texas facilities.

Security Ownership of Certain Beneficial Owners and Management, page 98

8.   As requested by our prior comment 33, revise the beneficial ownership table to
        reflect the beneficial ownership of your Class A shares assuming the full
        conversion of your Class B shares into Class A shares. You may include
        additional columns in the table to reflect the beneficial ownership of the Class A
        shares before and after conversion, if necessary.

9.   We note your response to our prior comment 34. Identify in the footnotes to the
        beneficial ownership table the natural person(s) with voting and/or investment
        control over the shares held by Scotia Investments Limited. Also confirm
        whether or not Mr. Hennigar "shares" voting and/or investment power over the
        shares held by Scotia Investments within the meaning of Rule 13d-3. Similarly
        identify the natural person(s) with voting and/or investment control over the
        shares held by Phillips, Hager & North Investment Management Partnership Ltd.,
        and Connor, Clark & Lunn Investment Management Partnership to the extent
        those entities are not widely held.

Financial Statements

11. Accrual for Self-Insured General and Professional Liabilities, page F-21

10.   We reiterate our request, previously made in comment 40, for you to provide
        management's assertion that your methodology for pricing the Laurier Indemnity
        Company, Ltd insurance coverage is reasonable, and if practicable, your estimate
        of what the expense would have been on a stand alone basis.

15. Commitments and Contingencies

Insurance and Self-insured Liabilities, page F-26

11.   We note in your response to our prior comment 40 that you may have additional
        disclosure upon the resolution of negotiations with your insurance carrier. As
        previously requested in our prior comments 40 and 41, disclose in quantified
        detail the amount of insurance coverage obtained from Laurier Indemnity
        Company, Ltd and the amount of exposure to loss retained by Assisted Living
        Concepts, Inc. as a result of self-insuring certain risks.

                                *   *   *   *

        As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides us with any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352, or
Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions
regarding comments on the financial statements and related matters. Please contact
Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810, with any
other questions.

                                                Sincerely,

                                                /s/ Michele M. Anderson
                                                Michele M. Anderson
                                                Legal Branch Chief

cc: Kevin Coen, Esq.
        Cravath, Swaine & Moore LLP
        Via Facsimile: (212) 474-3700